Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 14 – 2008

JUNE 12, 2008
FOR IMMEDIATE RELEASE

AURIZON DEFINES GOLD TARGETS AND COMMENCES EXPLORATION PROGRAM AT KIPAWA

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that it has defined several gold targets from its 2007 exploration activity and has commenced a $500,000 exploration program including prospecting, drilling and trenching at its 100 percent owned Kipawa project in north-western Quebec, Canada.

The Kipawa project is located approximately 100 kilometres south of Rouyn-Noranda, in the Temiscaming region, along the provincial border.  The project was initially acquired by Aurizon on the basis of a government regional stream sediment survey.

Southern block

The Southern block is located in the Kipawa alkaline intrusive complex, in an area already known from public files for its gold anomalies in till and for its rare earth and uranium potential.

Following the first phase of prospecting, till survey and hammer prospecting, on an area of approximately 600 square kilometres, two exploration targets for gold mineralization, each covering ten square kilometres, have been identified in the Southern block of the Kipawa property.

In the Trout area, an induced polarization (“IP”) survey performed up trend of previously discovered gold in till anomalies has identified fifteen elongated conductive zones, which will be tested by trenching and drilling.  A geochemical soil survey covering over 500 metres along the main structure, in the Great Land area, identified targets for a drilling and trenching program.

Northern block

The Northern block covers an area of 660 square kilometres on highly metamorphosed Archean rocks of the Grenville Front geological province.  Previous stream sediments sampling programs from the Ministère des Resources Naturelles du Quebec (PRO-97-04) identified clusters of anomalous gold values in the area.

Initial field work resulted in the collection of 234 till samples using a spacing interval of 0.5 kilometres.  Five gold bearing dispersion trains have been identified in the Northern block.  Additional sampling inside the dispersion trains resulted in the identification of gold grain concentrations in four (4) trains.  The grains were sub-rounded to delicate shape which indicates that the samples could be close to the source of the potential gold mineralization.

Aurizon Mines Ltd.
Aurizon Defines Gold Targets and Commences Exploration Program at Kipawa
June 12, 2008

Rock chips taken on sampling sites returned occasional anomalous values between 30 and 100 ppb gold inside three (3) of the four (4) gold trends.

A follow up program comprising hammer prospecting and detailed sampling has commenced.

Outlook

Drilling and trenching of more advanced targets will be performed as soon as the appropriate permits and approvals are obtained, which is expected to occur in the third quarter of 2008.  The initial gold exploration budget for 2008 is $500,000.

Aurizon has continuously worked in close collaboration with the First Nation communities of Eagle Village and Wolf Lake over the last two years, and expects to incorporate into an agreement, the foundation for developing mineral potential in the Kipawa area.

Qualified Person and Quality Control

Assays were performed on grab samples, averaging two kilograms.  Gold determination is obtained by standard fire assay together with ion couple plasma mass spectrometry finition with a detection limit of 0.001 ppm.  Field duplicates, certified reference materials and blanks are inserted in the sample sequence for quality control.  Exploration assaying is performed at ALS Chemex, located in Val-d'Or, Quebec.

Information of a scientific or technical nature in this news release, work, sampling, implementation and the quality control program has been prepared by or under the supervision of Martin Demers, P.Geol. Exploration Manager, qualified person as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the relevant area of the Kipawa Project and results.  All other information previously released on the Kipawa Project is also available on the Aurizon website.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Forward Looking Statements

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, expectations, budgets and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to changes in project parametres as plans continue to be refined; possible variations in grade or recovery rates; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of exploration activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

Aurizon Mines Ltd.
Aurizon Defines Gold Targets and Commences Exploration Program at Kipawa
June 12, 2008

David P. Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President & C.F.O. Telephone: 819-874-4511 Fax: 819-874-3391

Web Site: www.aurizon.com; Email: info@aurizon.com
or

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Tel: (514) 939-3989  Fax: (514) 939-3717

For further information contact:

AURIZON MINES LTD.
Suite 3120 – 666 Burrard Street
Vancouver, BC
V6C 2X8

70 km
655000E
675000E
695000E
New Gold Trends
Shear Zone
New Gold Trends
5221000N
Grenville Front
HUNTER'S POINT
38g/t Au, 7.7% U_3O_8
IP Anomaly
Gold in Till
Drilling Target
Great
Land
Trout
5201000N
QUEBEC
ONTARIO
Val-d'Or
Elliot Lake
Kipawa
Grenville front
Aurizon Claims
Aurizon's Claims Pending
Gold trend dispersion
Visible Gold Grains in Till concentrate
GEOLOGY
Syenitic Complex
Diabase
Quartzite
Gold Soil Anomaly
5181000N
0
5km
AURIZON MINES LTD.
KIPAWA Project (Quebec)
GOLD-URANIUM-REE
Latest Results
June 12, 2008

Reference: News Release Issue No. 14-2008